Exhibit 99.3

FOR IMMEDIATE RELEASE	February 6, 2012

MICROMEM MEETS MAJOR MILESTONE OF SHIPMENT OF
SPEED CONTROL CIRCUIT BOARDS FOR FINAL CLIENT ACCEPTANCE

TORONTO, ONTARIO, NEW YORK, February 6, 2012 –Micromem Technologies Inc. [the “Company”] [OTC BB: MMTIF, CNSX: MRM], through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc., announces a contract milestone with GSI Westwind has been met with the delivery of the air bearing motor speed control circuit boards in early January. These patent pending circuit boards were designed and manufactured by Micromem and include the Company’s patented Hall sensor chips.

The design takes advantage of the Company’s industry leading, small sensor footprint and nano second signal acquisition speeds. The flexible arms of the circuit board allow the Company’s sensors to be in close proximity with the magnets in the client’s motors, providing a crisp, noise free signal back to the speed controller. A photo of the production ready Micromem product is shown below. The Company’s magnetic sensors are shown on each of the three flexible circuit arms:

Motor Control Circuit for High Speed Air Bearing (Patent Pending)

Prior to shipping the circuit boards to the client, they were fully tested up to the maximum allowable speed based on the client supplied drive unit. The resultant signal waveforms for all three switching channels were clean and noise free.

GSI Westwind has been performing extensive tests on the Micromem boards and a final report is anticipated by February 10, 2012. Micromem will react to any feedback from the client and incorporate circuit adjustments requested in follow up production orders.

Joseph Fuda, President of Micromem states “The Company is very proud of this device and excellent results are expected”.

About Micromem, MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
CNSX - Symbol: MRM

Shares issued: 118,231,407
SEC File No: 0-26005

Investor Contact:
Jason Baun, Chief Information Officer Tel. 416-364-2023